++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SUPPLEMENT SHALL NOT CONSTITUTE AN OFFER + +TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF + +THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD + +BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS +
+OF ANY SUCH STATE.                                                            +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                 SUBJECT TO COMPLETION, DATED JANUARY 12, 1998
PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED AUGUST 1, 1997)

                                  $250,000,000
                                       LOGO
                             ARCO CHEMICAL COMPANY
                             % DEBENTURES DUE 2028
                                  -----------
  Interest on the    % Debentures due 2028 (the "Debentures") is payable by
ARCO Chemical Company ("ARCO Chemical" or the "Company") semi-annually on each
       and          beginning          . The Debentures will mature on
          , 2028.

  The Company, at its option, may at any time redeem all or any portion of the Debentures at a redemption price equal to the greater of (i) 100% of their principal amount and (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the date of redemption on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the applicable Treasury Yield (as defined herein) plus basis points, plus, in each case, accrued interest on the principal amount being redeemed to the date of redemption.

  The Debentures will be issued only in fully registered form and will be represented by one or more Global Securities (as defined herein) registered in the name of the nominee of The Depository Trust Company ("DTC"), as securities depositary. Beneficial interests in the Debentures will be shown on, and transfers thereof will be effected only through, the records maintained by DTC's participants. Except as described in "Description of Debentures--Book Entry System," owners of beneficial interests in the Debentures will not be entitled to receive Debentures in definitive form and will not be treated by the Company as the holders thereof. Settlement for the Debentures will be made in immediately available funds. The Debentures are expected to trade in DTC's Same-Day Funds Settlement System until maturity, and secondary market trading activity in the Debentures will therefore settle in immediately available funds. All payments of principal and interest will be made by the Company in immediately available funds. See "Description of the Debentures--Same Day Settlement and Payment."

                                  -----------
THESE SECURITIES  HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE  SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
  ACCURACY OR  ADEQUACY OF  THIS PROSPECTUS SUPPLEMENT  OR THE  PROSPECTUS TO
   WHICH IT  RELATES.  ANY  REPRESENTATION  TO THE  CONTRARY  IS  A CRIMINAL
   OFFENSE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                           PRICE TO  UNDERWRITING  PROCEEDS TO
                                          PUBLIC (1) DISCOUNT (2) COMPANY (1)(3)
--------------------------------------------------------------------------------
Per Debenture...........................        %           %             %
--------------------------------------------------------------------------------
Total...................................   $           $             $

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
(1) Plus accrued interest, if any, from        .
(2) The Company has agreed to indemnify the several Underwriters against certain liabilities under the Securities Act of 1933. See "Underwriting."
(3) Before deducting expenses payable by the Company estimated at $      .

  The Debentures are offered subject to receipt and acceptance by the Underwriters, to prior sale and to the Underwriters' right to reject any order in whole or in part and to withdraw, cancel or modify the offer without notice. It is expected that delivery of the Global Securities will be made through the
facilities of DTC on or about              , 1998.

                                  -----------

MERRILL LYNCH & CO.
              SALOMON SMITH BARNEY
                                                      MORGAN STANLEY DEAN WITTER

              The date of this Prospectus Supplement is     , 1998

  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE DEBENTURES OFFERED HEREBY. SUCH TRANSACTIONS MAY INCLUDE STABILIZING TRANSACTIONS AND THE PURCHASE OF DEBENTURES TO COVER SYNDICATE SHORT POSITIONS, SYNDICATE SHORT COVERING TRANSACTIONS AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               ----------------

                             ARCO CHEMICAL COMPANY

  ARCO Chemical, a Delaware corporation, is a leading international manufacturer and marketer of intermediate chemicals and specialty products used in a broad range of consumer goods.

  The Company is the successor to certain portions of the ARCO Chemical Division of Atlantic Richfield Company, a Delaware corporation ("ARCO"). On June 9, 1987, ARCO transferred substantially all of the assets and liabilities of the oxygenates and polystyrenics business of the then ARCO Chemical Division to the Company in exchange for 80,000,001 shares of the Company's common stock, par value $1.00 (the "Common Stock"). On October 5, 1987, the Company completed an initial public offering of 19,550,000 additional shares of Common Stock. As of the date of this Prospectus Supplement, ARCO's ownership of 80,000,001 shares represents approximately 82.3% of the outstanding shares of Common Stock.

  The Company's core product is propylene oxide ("PO"), which it produces through two distinct processes, each of which yields a different co-product. One process yields tertiary butyl alcohol ("TBA") as the co-product; the other process yields styrene monomer ("SM") as the co-product. The Company manufactures numerous derivatives of PO and TBA. Among these are polyols, a key derivative of PO, and methyl tertiary butyl ether ("MTBE"), a principal derivative of TBA. The Company also manufactures toluene diisocyanate ("TDI") and aliphatic diisocyanate ("ADI").

  The Company's principal executive offices are located at 3801 West Chester Pike, Newtown Square, Pennsylvania 19073-2387 (Telephone: (610) 359-2000).

                              RECENT DEVELOPMENTS

  During 1997, the Company initiated a restructuring program, which seeks to simplify the Company's organization, streamline operations and reduce costs. In the third quarter of 1997, the Company recorded a pretax charge of $175 million related to its restructuring program, which included a review of all operations and assets. The charge included $75 million of personnel-related costs and $23 million of exit costs. Other charges included $77 million related to the review of assets. Implementation of the restructuring program is expected to continue through the end of 1998, with the cost reductions substantially in place by the end of that year. Key elements of the program include the reduction of approximately 900 employee and contractor positions and the closure of certain production, sales and administrative facilities. As part of the restructuring program, the Company reviewed its existing asset base and wrote down $52 million associated with the value of certain assets, principally license agreements, other intangibles and site-specific production assets, which have decreased ongoing utility in light of the restructured operations, the Company's strategic direction, and the current competitive environment. The Company also accrued a liability of $25 million related to certain domestic production facilities.

                                CAPITALIZATION

  The following table sets forth the unaudited capitalization of the Company and its consolidated subsidiaries as of September 30, 1997, and as adjusted for the issuance of the Debentures offered hereby. See "Use of Proceeds." This table should be read in conjunction with the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1997.

                                                            SEPTEMBER 30, 1997
                                                            -------------------
                                                             ($ IN MILLIONS)
                                                            ACTUAL  AS ADJUSTED
                                                            ------  -----------
Notes payable(/1/)......................................... $  156    $  156
Long-term debt:(/2/)
 9.9% debentures due 2000..................................    200       200
 9.375% debentures due 2005................................    100       100
 10.25% debentures due 2010................................    100       100
 9.8% debentures due 2020..................................    224       224
 Debentures offered hereby.................................    --        250
 Other.....................................................    202       202
                                                            ------    ------
  Total notes payable and long-term debt...................    982     1,232
                                                            ------    ------
Stockholder's equity:
 Common Stock, $1 par value; authorized: 250,000,000
  shares; issued: 99,550,001 shares; outstanding:
  97,076,543 shares........................................    100       100
 Additional paid-in capital................................    879       879
 Retained earnings.........................................    904       904
 Foreign currency translation..............................     (6)       (6)
 Treasury stock, at cost (2,473,458 shares)................    (78)      (78)
                                                            ------    ------
 Total stockholders' equity................................  1,799     1,799
                                                            ------    ------
Total capitalization....................................... $2,781    $3,031
                                                            ======    ======

--------
(1) At September 30, 1997, notes payable consisted principally of commercial paper, net of unamortized discount.
(2) Includes current maturities.

  The Company has a bank credit facility, totaling $500 million, which includes a $200 million, 364-day revolving credit agreement and a $300 million, 5-year revolving credit agreement. As of January 1, 1998, there were no borrowings under this facility. As a condition to the sale of commercial paper, the Company agreed to maintain a back-up credit facility at least equal to the amount of the outstanding commercial paper. The Company uses the bank credit facility for this purpose. The Company may also draw on this facility for general corporate purposes.

                            SELECTED FINANCIAL DATA

  The selected financial data set forth below for the Company for the five years ended December 31, 1996 have been derived from the audited financial statements of the Company for such periods, and should be read in conjunction with the Company's audited financial statements included in its Annual Report on Form 10-K for the year ended December 31, 1996, which is incorporated herein by reference. Information for the nine-month periods ended September 30, 1996 and September 30, 1997 is unaudited but, in the opinion of management, reflects all adjustments (consisting only of normal recurring accruals, except for the restructuring and other charges) necessary for a fair presentation of the results of operations for such periods. Results of operations for the nine months ended September 30, 1997 are not necessarily indicative of the results to be expected for the entire fiscal year.

                                                              NINE MONTHS ENDED
                               YEAR ENDED DECEMBER 31,          SEPTEMBER 30,
                          ----------------------------------- -----------------
                           1992   1993    1994   1995   1996    1996     1997
                          ------ ------  ------ ------ ------ -------- --------
                           ($ IN MILLIONS EXCEPT PER SHARE
                                        DATA)                    (UNAUDITED)
OPERATING DATA:
Sales and other operat-
 ing revenues...........  $3,100 $3,192  $3,423 $4,282 $3,955   $2,976   $2,989
Gross profit............     757    739     837  1,180    888      703      578
Selling, general and ad-
 ministrative expenses..     233    242     256    278    267      200      198
Research and develop-
 ment...................      67     72      76     79     81       61       61
Restructuring and other
 charges................     --     --       30    --     --       --       175
Operating income........     457    425     475    823    540      442      144
Other (expense) income,
 net(/1/)...............     --      (9)     26     22     33       26      (14)
Net income(/2/).........     195    214     269    508    348      284       46
Earnings per share
 before changes in
 accounting principles..  $ 2.05 $ 2.23  $ 2.80 $ 5.28 $ 3.60 $   2.94 $   0.47
Earnings per share......    2.03   2.23    2.80   5.28   3.60     2.94     0.47
Cash dividends per
 share..................    2.50   2.50    2.50   2.65   2.80     2.10     2.10
BALANCE SHEET DATA:
Total assets............  $3,599 $3,502  $3,737 $4,135 $4,394   $4,220   $4,160
Minority interest.......      57    123     124    123    185      184      218
Notes payable...........      35     54      23    --     150      --       156
Long-term debt(/3/).....   1,102    905     913    912    869      880      826
                          ------ ------  ------ ------ ------ -------- --------
  Total debt............   1,137    959     936    912  1,019      880      982
Stockholders' equity....   1,630  1,576   1,659  1,969  2,014    2,023    1,799
OTHER FINANCIAL DATA:
Depreciation and amorti-
 zation.................  $  199 $  223  $  235 $  233 $  222 $    165 $    172
Interest expense........      79    105      85     89     86       65       61
Capital expendi-
 tures(/4/).............     295    181     186    195    812      158      188
EBITDA(/5/).............     600    639     736  1,078    795      633      302

--------
(1) Primarily interest income, earnings from investment in affiliates, and foreign exchange gains and losses.
(2) Net income in 1992 includes a charge of $2 million, or $0.02 per share, for the net cumulative effect of changes in accounting principles and a $56 million charge, or $0.58 per share, related to the divestiture of a joint venture in Korea.
(3) Includes current maturities.
(4) Capital expenditures in 1996 include the acquisition of Olin Corporation's TDI and ADI businesses.
(5) EBITDA represents income from continuing operations before interest expense, income taxes and depreciation, depletion and amortization. EBITDA is not a calculation based upon generally accepted accounting principles; however, the amounts included in the EBITDA calculation are derived from amounts included in the Company's financial statements. In addition, EBITDA should not be considered as an alternative to net income or operating income as an indicator of operating performance, or as an alternative to operating cash flows as a measure of liquidity.

                                USE OF PROCEEDS

  The net proceeds to the Company to be received from the sale of the Debentures offered hereby, after payment of expenses related to the offering made hereby and underwriting discounts and commissions, are estimated to be
$        million. The Company intends to use the net proceeds for general corporate purposes, including working capital and capital expenditures. The precise amount and timing of the application of such net proceeds will depend on the funding requirements and the availability of other funds to the Company and its subsidiaries. Pending such application by the Company, such net proceeds may be temporarily invested in marketable securities or applied to the reduction of the Company's short-term indebtedness.

                      RATIO OF EARNINGS TO FIXED CHARGES

  The following table sets forth the ratio of earnings to fixed charges of the Company for the periods indicated. The ratios of earnings to fixed charges for the years ended December 31, 1992 through December 31, 1996 have been derived from the audited financial statements of the Company for such periods and the ratios for the nine months ended September 30, 1996 and September 30, 1997 have been derived from the unaudited financial statements of the Company for such periods.

                                                             NINE MONTHS ENDED
                                    YEAR ENDED DECEMBER 31,    SEPTEMBER 30,
                                    ------------------------ ------------------
                                    1992 1993 1994 1995 1996   1996      1997
                                    ---- ---- ---- ---- ---- --------  --------
RATIO OF EARNINGS TO FIXED CHARGES  2.9  3.5  4.8  7.6  5.2       5.6       1.7

  For purposes of these calculations, earnings consist of pretax income from continuing operations, adjusted for interest expense and a rental expense factor. Fixed charges consist of interest expense, capitalized interest and a rental expense factor.

                           DESCRIPTION OF DEBENTURES

  The Debentures are a series of Debt Securities described in the accompanying Prospectus, dated August 1, 1997 (the "Prospectus"). Reference should be made to the accompanying Prospectus for a detailed summary of additional provisions of the Debentures and of the Indenture under which the Debentures are issued. Capitalized terms not defined herein have the meaning given them in the Indenture.

GENERAL

  The Debentures are to be issued as a series of Debt Securities limited to $250,000,000 in aggregate principal amount under the Indenture described more fully under "Description of Debt Securities" in the accompanying Prospectus.

  The Debentures will mature on      , 2028. The Debentures will bear interest
from        at the rate per annum referred to on the cover page of this
Prospectus Supplement, payable semi-annually on       and       of each year
(each an "Interest Payment Date") commencing with the Interest Payment Date next following the Original Issue Date; provided, however, that any payment of principal or interest to be made on an Interest Payment Date that is not a Business Day shall be made on the next succeeding Business Day with the same force and effect as if made on the Interest Payment Date and no additional interest shall accrue as a result of such delayed payment. Each payment of interest shall include interest accrued through the day before the Interest Payment Date. Interest on the Debentures will be computed on the basis of a 360-day year of twelve 30-day months. The "Record Date" with respect to any
Interest Payment Date will be the      or      next preceding such Interest
Payment Date, whether or not such date shall be a Business Day.

OPTIONAL REDEMPTION

  The Debentures will be redeemable, in whole or in part, at the option of the Company at any time at a redemption price equal to the greater of (i) 100% of the principal amount of such Debentures and (ii) the sum of the present values of the Remaining Scheduled Payments (as defined below) of principal and interest thereon discounted to the date of redemption on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the applicable
Treasury Yield (as defined below) plus    basis points, plus, in each case,
accrued interest on the principal amount being redeemed to the date of redemption.

  "Treasury Yield" means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

  "Comparable Treasury Issue" means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the Debentures to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such Debentures. "Independent Investment Banker" means one of the Reference Treasury Dealers appointed by the Company.

  "Comparable Treasury Price" means, with respect to any redemption date, (i) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (ii) if the Trustee obtains fewer than three such Reference Treasury Dealer Quotations, the average of all such quotations.

  "Reference Treasury Dealer" means (i) each of Merrill Lynch & Co., Salomon Brothers Inc and Morgan Stanley & Co. Incorporated and their successors; provided, however, that if the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), the Company shall substitute therefor another Primary Treasury Dealer and (ii) any other Primary Treasury Dealer selected by the Company.

  "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 5:00 p.m. on the third Business Day preceding such redemption date.

  "Remaining Scheduled Payments" means, with respect to any Debenture, the remaining scheduled payments of the principal thereof to be redeemed and interest thereon that would be due after the related redemption date but for such redemption; provided, however, that, if such redemption date is not an Interest Payment Date with respect to such Debenture, the amount of the next succeeding scheduled interest payment thereon will be reduced by the amount of interest accrued thereon to such redemption date.

  Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of the Debentures to be redeemed.

  Unless the Company defaults in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the Debentures or portions thereof called for redemption.

BOOK-ENTRY SYSTEM

  The Debentures will initially be represented by one or more global securities (each a "Global Security") deposited with DTC and registered in the name of a nominee of DTC, except as set forth below. The settlement of transactions with respect to each Global Security will be facilitated through electronic computerized book-entry changes in participants' accounts, thereby eliminating the physical movement of Debenture certificates. The Debentures will be available for purchase in denominations of $1,000 and integral multiples thereof in book-entry form only. Unless and until certified Debentures are issued under the limited circumstances described herein, no beneficial owner of a Debenture shall be entitled to receive a definitive certificate representing a Debenture. So long as DTC or any successor depositary (the "Depositary") or its nominee is the registered owner of a Global Security, such Depositary or such nominee, as the case may be, will be considered to be the sole owner or holder of the Debentures represented thereby for all purposes of the Indenture. Unless and until it is exchanged in whole or in part for the Debentures represented thereby, a Global Security may not be transferred except as a whole by the Depositary to a nominee of the Depositary or by a nominee of such Depositary to such Depositary or another nominee of such Depositary or by the Depositary or any nominee to a successor Depositary or any nominee of such successor.

  So long as Debentures are represented by a Global Security, all payments of principal and interest with respect thereto will be made to the Depositary or its nominee (or a successor), as the case may be, as the sole registered owner of the Global Security representing such Debentures.

  The Company expects that the Depositary or its nominee, upon receipt of any payment of principal or interest in respect of a Global Security representing Debentures, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Security as shown on the records of the Depositary or such nominee.

  If the Depositary is at any time unwilling, unable or ineligible to continue as Depositary for a Global Security and a successor is not appointed by the Company within 90 days, the Company will issue certificated Debentures in definitive form in exchange for such Global Security. In addition, the Company may at any time determine not to have the Debentures represented by a Global Security, and, in such event, will issue certificated Debentures in definitive form in exchange for such Global Security. In either instance, an owner of a beneficial interest in a Global Security will be entitled to physical delivery of certificated Debentures in definitive form equal in principal amount to such beneficial interest in such Global Security and to have such certificated Debentures registered in its name. Certificated Debentures so issued in definitive form will be issued in denominations of $1,000 and integral multiples thereof and will be issued in registered form only, without coupons.

  See "Description of Debt Securities" in the accompanying Prospectus for additional information concerning the Debentures, the Indenture and the book-entry system.

SAME DAY SETTLEMENT AND PAYMENT

  Settlement for the Debentures will be made by the Underwriters (as hereinafter defined) in immediately available funds. All payments of principal and interest to the Depositary will be made by the Company in immediately available funds.

  Secondary trading in notes and debentures of corporate issuers is generally settled in clearinghouse or next-day funds. In contrast, the Debentures are expected to trade in the DTC's Same-Day Funds Settlement System until maturity, and, to the extent that secondary market trading activity in the Debentures is effected through the facilities of DTC, such secondary market trading activity in the Debentures will settle in immediately available funds. No assurance can be given as to the effect, if any, of settlements in immediately available funds on trading activity in the Debentures.

                               ----------------

                                 UNDERWRITING

  Subject to the terms and conditions set forth in the Underwriting Agreement, the Company has agreed to sell to each of the Underwriters named below, and each of the Underwriters has severally agreed to purchase, the amount of Debentures set forth opposite its name below:

                                                                      PRINCIPAL
                                                                      AMOUNT OF
     UNDERWRITERS                                                     DEBENTURES
     ------------                                                     ----------
Merrill Lynch, Pierce, Fenner & Smith
         Incorporated................................................    $
Salomon Brothers Inc.................................................
Morgan Stanley & Co. Incorporated....................................    $
                                                                         ----
         Total.......................................................    $
                                                                         ====

  In the Underwriting Agreement, the several Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all the Debentures offered hereby if any Debentures are purchased. In the event of default by any Underwriter, the Underwriting Agreement provides that, in certain circumstances, purchase commitments of the nondefaulting Underwriters may be increased or the Underwriting Agreement may be terminated.

  The Company has been advised by the Underwriters that they propose initially to offer the Debentures to the public at the public offering price set forth on the cover page of this Prospectus Supplement, and to certain dealers at such price less a concession not in excess of . % of the principal amount. The Underwriters may allow and such dealers may reallow a discount not in excess of . % of the principal amount of the Debentures to certain other dealers. After the initial public offering, the public offering price and such concessions and discount may be changed.

  The Company does not presently intend to list the Debentures on an exchange. The Company has been advised by Merrill Lynch, Pierce, Fenner & Smith Incorporated, Salomon Brothers Inc and Morgan Stanley & Co. Incorporated that each intends to make a market in the Debentures; however, the Underwriters are not obligated to do so and may discontinue making a market at any time without notice. No assurance can be given as to the liquidity of the trading market for the Debentures.

  The Underwriters are permitted to engage in certain transactions that stabilize the price of the Debentures. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Debentures. If the Underwriters create a short position in the Debentures in connection with the offering, i.e., if they sell Debentures in an aggregate principal amount exceeding that set forth on the cover page of this Prospectus Supplement, the Underwriters may reduce that short position by purchasing Debentures in the open market.

  In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.

  Neither the Company nor the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Debentures. In addition, neither the Company nor any of the Underwriters makes any representation that the Underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

  The Underwriting Agreement provides that the Company will indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or contribute to payments which the Underwriters may be required to make in respect thereof.

PROSPECTUS

                                                                LOGO
                             ARCO CHEMICAL COMPANY

                                DEBT SECURITIES

                               ----------------
  ARCO Chemical Company, a Delaware corporation (the "Company"), intends to issue from time to time debt securities (the "Debt Securities") from which the Company will receive up to an aggregate principal amount of $350,000,000, or the equivalent thereof in one or more foreign currencies or composite currencies, including European Currency Units ("ECU"). The Debt Securities may be sold for U.S. dollars or one or more foreign or composite currencies, and the principal of and any interest on the Debt Securities may likewise be payable in U.S. dollars or one or more foreign or composite currencies.

  The Debt Securities will be offered to the public on terms determined by market conditions at the time of sale. The Debt Securities may be issued in one or more series with the same or various maturities at par or a premium or with an original issue discount. The specific designation, aggregate principal amount, currency, purchase price, maturity, rate and time of payment of interest, whether such Debt Securities are to be issued in book-entry form, any other specific terms and any listing on a securities exchange of the Debt Securities in respect of which this Prospectus is being delivered (the "Offered Debt Securities") are set forth in the accompanying prospectus supplement (the "Prospectus Supplement") together with the terms of offering of the Offered Debt Securities.

                               ----------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               ----------------

  The Debt Securities will be sold directly, through agents designated from time to time, through underwriting syndicates represented by managing underwriters, by underwriters without a syndicate, or by dealers. If any agents of the Company or any underwriters are involved in the sale of the Offered Debt Securities, the names of such agents or underwriters and any applicable commissions or discounts are set forth in the Prospectus Supplement. The net proceeds to the Company from such sale are also set forth in the Prospectus Supplement. This Prospectus may not be used to consummate sales of Debt Securities unless accompanied by a Prospectus Supplement.

                               ----------------

                 The date of this Prospectus is August 1, 1997

  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY ANY UNDERWRITER, DEALER OR AGENT. THIS PROSPECTUS AND ANY PROSPECTUS SUPPLEMENT DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. THIS PROSPECTUS AND ANY PROSPECTUS SUPPLEMENT DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THOSE TO WHICH THEY RELATE.

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission") relating to its business, financial position, results of operations and other matters. Such reports, proxy statements and other information filed by the Company with the Commission pursuant to the informational requirements of the Exchange Act can be inspected and copied at the Public Reference Section maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 as well as the Commission's regional offices located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can be obtained from the Commission by mail at prescribed rates. Requests should be directed to the Commission's Public Reference Section located at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Such material may also be accessed electronically by means of the Commission's web site on the Internet (http://www.sec.gov). Such reports, proxy statements and other information can also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005, on which one or more of the Company's securities are listed.

  The Company has filed with the Commission a registration statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Reference is made to the Registration Statement and to the exhibits relating thereto for further information with respect to the Company and the securities offered thereby. Statements contained herein concerning any document filed as an exhibit are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The Company hereby incorporates by reference herein the following documents:
(i) the Company's Quarterly Report on Form 10-Q for the period ended June 30, 1997, (ii) the Company's Current Report on Form 8-K, dated July 21, 1997,
(iii) the Company's Current Report on Form 8-K, dated June 27, 1997, (iv) the Company's Quarterly Report on Form 10-Q for the period ended March 31, 1997 and (v) the Company's Annual Report on Form 10-K for the year ended December 31, 1996, all of which have been filed with the Commission under File No. 1-9678.

  All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date hereof and prior to the termination of the offering of the Debt Securities offered hereby shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein or in the accompanying Prospectus Supplement modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  The Company will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon written or oral request of such person, a copy of any and all of the information incorporated herein by reference (not including exhibits to such information, unless such exhibits are specifically incorporated by reference into such information). Requests should be directed to: Manager, Investor Relations, ARCO Chemical Company, 3801 West Chester Pike, Newtown Square, Pennsylvania 19073-2387 (Telephone: (610) 359-3171 or (610) 359-2000).

                             ARCO CHEMICAL COMPANY

  ARCO Chemical Company, a Delaware corporation ("ARCO Chemical" or the "Company"), is a leading international manufacturer and marketer of intermediate chemicals and specialty products used in a broad range of consumer goods.

  The Company's principal executive offices are located at 3801 West Chester Pike, Newtown Square, Pennsylvania 19073-2387 (Telephone: (610) 359-2000).

  The Company is the successor to certain portions of the ARCO Chemical Division of Atlantic Richfield Company, a Delaware corporation ("ARCO"). On June 9, 1987, ARCO transferred substantially all the assets and liabilities of the oxygenates and polystyrenics business of the then ARCO Chemical Division to the Company in exchange for 80,000,001 shares of the Company's common stock, par value $1.00 (the "Common Stock"). On October 5, 1987, the Company completed an initial public offering of 19,550,000 additional shares of Common Stock. As of the date of this Prospectus, ARCO's 80,000,001 shares represent approximately 82.5 percent of the outstanding shares of Common Stock.

                                USE OF PROCEEDS

  Unless otherwise indicated in the accompanying Prospectus Supplement, the net proceeds to be received from the sale of the Offered Debt Securities will be used for general corporate purposes, including capital expenditures. Additional information on the use of net proceeds from the sale of Offered Debt Securities may be set forth in the Prospectus Supplement relating to such Offered Debt Securities.

                      RATIO OF EARNINGS TO FIXED CHARGES

  The following table sets forth the ratio of earnings to fixed charges of the Company for the periods indicated. The ratios of earnings to fixed charges for the years ended December 31, 1992 through December 31, 1996 have been derived from the audited financial statements of the Company for such periods and the ratio for the six months ended June 30, 1997 has been derived from the unaudited financial statements of the Company for such period.

                                                                      SIX MONTHS
                                             YEAR ENDED DECEMBER 31,    ENDED
                                             ------------------------  JUNE 30,
                                             1992 1993 1994 1995 1996    1997
                                             ---- ---- ---- ---- ---- ----------
RATIO OF EARNINGS TO FIXED CHARGES.......... 2.9  3.5  4.8  7.6  5.2     3.0

  For purposes of these calculations, earnings consist of pretax income from continuing operations, adjusted for interest expense and a rental expense factor. Fixed charges consist of interest expense, capitalized interest and a rental expense factor.

                        DESCRIPTION OF DEBT SECURITIES

  The following description sets forth certain general terms and provisions of the Debt Securities to which any Prospectus Supplement may relate. The particular terms of the Offered Debt Securities offered by any Prospectus Supplement and the extent, if any, to which such general provisions may apply to the Offered Debt Securities will be described in the Prospectus Supplement relating to such Offered Debt Securities.

  The Debt Securities will be unsecured obligations issued under the Indenture, dated as of June 15, 1988 (the "Indenture"), between the Company and The Bank of New York, as trustee (the "Trustee"). The following statements are subject to the detailed provisions of the Indenture, a copy of which is incorporated by reference into the Registration Statement. Wherever particular provisions of the Indenture or terms defined therein are referred to herein or in the Prospectus Supplement, such provisions or terms are incorporated by reference as a part of the statements made, and the statements are qualified in their entirety by such reference. References in italics are to the Indenture. Capitalized terms used but not otherwise defined herein have the meaning given to them in the Indenture.

GENERAL

  The Debt Securities will rank equally with all other unsecured and unsubordinated debt of the Company. The Indenture does not limit the amount of debt, either secured or unsecured, that may be issued by the Company under the Indenture or otherwise.

  Debt Securities may be issued from time to time up to an aggregate principal amount of $350,000,000 and will be offered to the public on terms determined by market conditions at the time of sale. The Debt Securities may be issued in one or more series with the same or various maturities, at par or a premium or with an original issue discount.

  Reference is made to the Prospectus Supplement for the following terms of the Debt Securities offered thereby: (i) the designation of and any limit upon the aggregate principal amount of such Debt Securities; (ii) the percentage of principal amount at which such Debt Securities will be issued; (iii) the date or dates on which such Debt Securities will mature; (iv) the currency of denomination of such Debt Securities, which may be in Dollars or in any Foreign Currency or composite currency, including ECUs; (v) the designation of the currency or currencies in which payment of the principal of, and premium, if any, and the interest on such Debt Securities will be made, and whether, in the event the currency of denomination is other than Dollars but the payment of principal thereof, and premium, if any, and interest thereon is payable in Dollars, payment of the principal of, and premium, if any, or the interest on such Debt Securities, at the election of a Holder thereof, may instead be payable in the currency of denomination; (vi) the rate or rates (which may be fixed or floating) per annum, if any, at which such Debt Securities will bear interest; (vii) the times at which any such interest will be payable; (viii) any index used to determine the amounts of payments of principal of, and premium, if any, and interest on such Debt Securities; and (ix) any redemption terms or other specific terms associated with such Debt Securities.

  One or more series of Debt Securities may be sold at a substantial discount from their stated principal amount, bearing no interest or interest at a rate which at the time of issuance is below market rates. One or more series of Debt Securities may be floating rate debt securities or floating rate debt securities which are exchangeable for fixed rate debt securities. Federal income tax consequences and special considerations applicable to any such series will be described in the Prospectus Supplement relating thereto.

  Any series of Debt Securities may be issued in whole or in part in book-entry form. The Prospectus Supplement relating to a series of Debt Securities which may be issued in book-entry form will specify the terms and procedures relating thereto. Debt Securities, to the extent evidenced in registered form, will be issued in denominations of $1,000 and integral multiples thereof. The Prospectus Supplement relating to a series of Debt Securities denominated in a composite currency or any Foreign Currency or Currencies will specify the denominations thereof. Unless otherwise indicated in the Prospectus Supplement relating thereto, principal, and premium, if any, and interest are to be payable at the principal corporate trust office of the Trustee in New York, New York, or at any paying agency maintained at the time by the Company for such purpose. At the option of the Company, payment of interest may be made by check mailed to the address of the person entitled thereto as it appears on the register for Debt Securities. Debt Securities may be presented for registration of transfer or exchange at such office of the Trustee or at such other location or locations as may be established pursuant to the Indenture without any service charge but subject to the limitations provided in the Indenture.

GLOBAL SECURITIES

  The Debt Securities of a series may be issued in whole or in part in the form of one or more Global Securities that will be deposited with, or on behalf of, a depositary (the "Depositary") identified in the Prospectus Supplement relating to such series. Global Securities may be issued only in fully registered form and in either temporary or permanent form. Unless and until it is exchanged in whole or in part for the individual Debt Securities represented thereby, a Global Security may not be transferred except as a whole by the Depositary for such Global Security to a nominee of such Depositary or by a nominee of such Depositary to a successor Depositary or any nominee of such successor.

  The specific terms of the depositary arrangement with respect to a series of Debt Securities will be described in the Prospectus Supplement relating to such series. The Company anticipates that the following provisions will generally apply to depositary arrangements.

  Upon the issuance of a Global Security, the Depositary for such Global Security or its nominee will credit, on its book entry registration and transfer system, the respective principal amounts of the individual Debt Securities represented by such Global Security to the accounts of persons that have accounts with such Depositary. Such accounts shall be designated by the dealers, underwriters or agents with respect to such Debt Securities or by the Company if such Debt Securities are offered and sold directly by the Company. Ownership of beneficial interests in a Global Security will be limited to persons that have accounts with the applicable Depositary ("participants") or persons that may hold interests through participants. Ownership of beneficial interests in such Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the applicable Depositary or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants). The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in a Global Security.

  So long as the Depositary for a Global Security, or its nominee, is the registered owner of such Global Security, such Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by such Global Security for all purposes under the Indenture. Except as provided herein, owners of beneficial interests in a Global Security will not be entitled to have any of the individual Debt Securities of the series represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of any such Debt Securities of such series in definitive form and will not be considered the owners or holders thereof under the Indenture governing such Debt Securities.

  Payments of principal, any premium on, and any interest on, individual Debt Securities represented by a Global Security registered in the name of a Depositary or its nominee will be made to the Depositary or its nominee, as the case may be, as the registered owner of the Global Security representing such Debt Securities. Neither the Company, the Trustee for such Debt Securities, any paying agent, nor the security registrar for such Debt Securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of the Global Security for such Debt Securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

  The Company expects that the Depositary for a series of Debt Securities or its nominee, upon receipt of any payment of principal, premium or interest in respect of a permanent Global Security representing any of such

Debt Securities, immediately will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Security for such Debt Securities as shown on the records of such Depositary or its nominee. The Company also expects that payments by participants to owners of beneficial interests in such Global Security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name." Such payments will be the responsibility of such participants.

  If the Depositary for a series of Debt Securities is at any time unwilling, unable or ineligible to continue as depositary and a successor depositary is not appointed by the Company within 90 days, the Company will issue individual Debt Securities of such series in exchange for the Global Security representing such series of Debt Securities. In addition, the Company may at any time and in its sole discretion, subject to any limitations described in the Prospectus Supplement relating to such Debt Securities, determine not to have any Debt Securities of a series represented by one or more Global Securities and, in such event, will issue individual Debt Securities of such series in exchange for the Global Security or Securities representing such series of Debt Securities. Further, if the Company so specifies with respect to the Debt Securities of a series, an owner of a beneficial interest in a Global Security representing Debt Securities of such series may, on terms acceptable to the Company, the Trustee and the Depositary for such Global Security, receive individual Debt Securities of such series in exchange for such beneficial interests, subject to any limitations described in the Prospectus Supplement relating to such Debt Securities. In any such instance, an owner of a beneficial interest in a Global Security will be entitled to physical delivery of individual Debt Securities of the series represented by such Global Security equal in principal amount to such beneficial interest and to have such Debt Securities registered in its name. Individual Debt Securities of such series so issued will be issued in denominations, unless otherwise specified by the Company, of $1,000 and integral multiples thereof.

LIMITATION ON LIENS

  The Company agrees that neither it nor any Restricted Subsidiary will issue, assume or guarantee any notes, bonds, debentures or other similar evidences of indebtedness for money borrowed ("Debt") secured by a mortgage, lien, pledge or other encumbrance ("Mortgages") upon any Restricted Property without effectively providing that the Debt Securities (together with, if the Company so determines, any other indebtedness or obligation then existing or thereafter created ranking equally with the Debt Securities) shall be secured equally and ratably with (or prior to) such Debt so long as such Debt shall be so secured, except that this restriction will not apply to: (a) Mortgages affecting property of a corporation existing at the time it becomes a Subsidiary or at the time it is merged into or consolidated with the Company or a Subsidiary; (b) Mortgages on property existing at the time of acquisition thereof or incurred to secure payment of the purchase price thereof or to secure Debt incurred prior to, at the time of, or within 24 months after the acquisition for the purpose of financing all or part of the purchase price;
(c) Mortgages on any property to secure all or part of the cost of improvement or construction thereon or Debt incurred to provide funds for such purpose in a principal amount not exceeding the cost of such improvements or construction; (d) Mortgages which secure only indebtedness owing by a Subsidiary to the Company or a Subsidiary; (e) certain Mortgages to government entities, including pollution control or industrial revenue bond financing;
(f) Mortgages required by any contract or statute in order to permit the Company or a Subsidiary to perform any contract or subcontract made by it with or at the request of the United States of America, any state or any department, agency or instrumentality or political subdivision of either; and
(g) subject to certain conditions, any extension, renewal or replacement of any Mortgage referred to in the foregoing clauses (a) through (f). Notwithstanding the foregoing, the Company and any one or more Restricted Subsidiaries may, without securing the Debt Securities, issue, assume or guarantee Debt which would otherwise be subject to the foregoing restrictions in an aggregate principal amount which, together with all other such Debt of the Company and its Restricted Subsidiaries which would otherwise be subject to the foregoing restrictions (not including Debt permitted to be secured under clauses (a) to (g) inclusive above) and the aggregate Value of Sale and Lease-Back Transactions (other than those in connection with which the Company has voluntarily retired Funded Debt) does not at any one time exceed 10% of the Consolidated Net Tangible Assets of the Company and its consolidated Subsidiaries. (Sections 5.03 and 5.04)

  The term Restricted Property means any of the Company's or a Subsidiary's manufacturing plants for the production of oxygenated chemicals or styrene-based polymers (other than such determined by the Board of Directors not to be a principal plant) located in the continental United States, and any shares of capital stock or indebtedness of a Restricted Subsidiary. The term Restricted Subsidiary means any Subsidiary which owns Restricted Property unless substantially all such Subsidiary's physical properties are located outside the continental United States. The term Subsidiary means any corporation at least a majority of the outstanding securities of which having ordinary voting power to elect a majority of the board of directors of such corporation is at the time owned or controlled directly or indirectly by the Company or one or more Subsidiaries or by the Company and one or more Subsidiaries. The term Consolidated Net Tangible Assets means the total amount of assets (less applicable reserves and other properly deductible items) after deducting therefrom (i) all current liabilities (excluding any thereof which are by their terms extendible or renewable at the option of the obligor thereon to a time more than 12 months after the time as of which the amount thereof is being computed), and (ii) all goodwill, trade names, trademarks, patents, purchased technology, unamortized debt discount and other like intangible assets, all as set forth on the most recent quarterly balance sheet of the Company and its consolidated Subsidiaries and computed in accordance with generally accepted accounting principles. (Article One)

  The Company agrees that, if, upon any consolidation or merger of the Company with or into any other corporation, or upon any sale or conveyance of all or substantially all of its property to any other corporation, any of the property of the Company or of any Restricted Subsidiary would thereupon become subject to any mortgage, lien or pledge, the Company will first secure the Debt Securities equally and ratably with any other obligations of the Company or any Restricted Subsidiary then entitled thereto, by a direct lien on all such property prior to all liens other than any theretofore existing thereon. (Section 12.02)

LIMITATION ON DEBT

  The Indenture does not contain any limitation on the aggregate amount of Debt that may be assumed by the Company and does not offer any credit or event risk protection to holders of Debt Securities in the event that the Company engages in or is the subject of a highly leveraged transaction. The Indenture provisions described under "Limitation on Liens," however, may have the effect of inhibiting the Company from engaging in, or preventing the Company from being the subject of, some types of highly leveraged transactions.

LIMITATION ON SALE AND LEASE-BACK

  The Company agrees that neither it nor any Restricted Subsidiary will enter into any Sale and Lease-Back Transaction with respect to any Restricted Property with any person (other than the Company or a Subsidiary) unless either (a) the Company or such Restricted Subsidiary would be entitled, pursuant to the above provisions, to incur Debt in a principal amount equal to or exceeding the Value of such Sale and Lease-Back Transaction secured by a Mortgage on the property to be leased without equally and ratably securing the Debt Securities, or (b) the Company during or immediately after the expiration of four months after the effective date of such transaction applies to the voluntary retirement of its Funded Debt an amount equal to the greater of: (1) the net proceeds of the sale of the property leased in such transaction or (2) the fair value in the opinion of the Board of Directors of the leased property at the time such transaction was entered into (subject to credits for certain voluntary retirements of Funded Debt, including the Debt Securities). (Sections 5.04 and 5.05)

MODIFICATION OF THE INDENTURE

  The Indenture contains provisions permitting the Company and the Trustee, with the consent of the Holders of not less than 50% in principal amount of the Debt Securities of each series affected by the modification or amendment at the time outstanding, to modify the Indenture or any supplemental indenture or the rights of the Holders of the Debt Securities; provided that no such modification may without the consent of the Holder of each outstanding Debt Security thereby affected (a) extend the fixed maturity of any Debt Security, or reduce the rate of interest, or extend the time of payment of interest thereon, or reduce the principal amount thereof or the time during which a premium is payable thereon, or change the currency in which the Debt Security is payable, or reduce the amount of the principal of an original issue discount security that would be due and payable upon acceleration or provable upon bankruptcy without the consent of the Holder of each Debt

Security so affected, (b) reduce the aforesaid percentage of Debt Securities, the consent of the Holders of which is required for any such modification, or the consent of the Holders of which is required for any waiver of certain provisions of or defaults under the Indenture or (c) modify the provisions heretofore described in this paragraph, except to increase any percentage described above or to provide that certain other provisions of the Indenture cannot be modified or waived without the consent of the Holders of all outstanding Debt Securities of such series so affected. (Section 11.02)

EVENTS OF DEFAULT

  The Indenture defines an Event of Default with respect to a particular series of Debt Securities as being any one of the following events and such other event as may be established for the Debt Securities of such series: (a) default for 30 days in any payment of interest on such series; (b) default in any payment of principal, and premium, if any, on such series when due; (c) default for 30 days in the payment of any sinking fund installment when due;
(d) default for 90 days after appropriate notice in performance of any other covenant in the Indenture applicable to that series; or (e) certain events of bankruptcy, insolvency or reorganization. No Event of Default with respect to a particular series of Debt Securities issued under the Indenture necessarily constitutes an Event of Default with respect to any other series of Debt Securities issued thereunder. In case an Event of Default shall occur and be continuing with respect to a particular series of Debt Securities, the Trustee or the Holders of not less than 25% in aggregate principal amount of the Debt Securities then outstanding of the series (or, in the case of defaults under (d) or (e), of the Debt Securities of all series) may declare the principal or, in the case of Debt Securities issued with original issue discount, the amount specified in the terms thereof, of such series (or of all outstanding Debt Securities, as the case may be) to be due and payable. Any Event of Default with respect to a particular series of Debt Securities may be waived by the Holders of a majority in aggregate principal amount of the outstanding Debt Securities of such series (or of the outstanding Debt Securities of all series, in the case of defaults under (d) or (e)), except in each case a failure to pay principal, or premium, if any, or interest on such Debt Securities. (Section 7.01)

  The Indenture requires the Company to file annually with the Trustee an Officers' Certificate as to the absence of certain defaults under the terms of the Indenture. (Section 5.08) The Indenture provides that the Trustee may withhold notice to the Holders of the Debt Securities of any default (except in payment of principal, or premium, if any, or interest) if it considers it in the interest of the Holders of the Debt Securities to do so. (Section 7.08)

  Subject to the provisions of the Indenture relating to the duties of the Trustee in case an Event of Default shall occur and be continuing, the Indenture provides that the Trustee shall be under no obligation to exercise any of its rights or powers under the Indenture at the request, order or direction of the Holders of the Debt Securities unless such Holders shall have offered to the Trustee reasonable indemnity. (Section 7.04, 8.01 and 8.02) Subject to such provisions for indemnification and certain other rights of the Trustee, the Indenture provides that the Holders of a majority in principal amount of the outstanding Debt Securities of the particular series affected shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee. (Sections 7.07 and 8.02)

CONSOLIDATION, MERGER AND TRANSFER OF ASSETS

  The Company may not consolidate with or merge into any corporation, or transfer its assets substantially as an entirety to any person, unless the successor corporation or transferee assumes the Company's obligations on the Debt Securities and under the Indenture, and certain other conditions are met, except that no such assumption will be required in any case where the Company transfers all or substantially all its assets located in the United States to one or more wholly owned Subsidiaries organized under the laws of the United States or any political subdivision thereof. (Article Twelve) To the extent any such assets constitute Restricted Property, the Subsidiary to which they were transferred would be a Restricted Subsidiary. See "Limitation on Liens."

DEFEASANCE

  If so specified in the Prospectus Supplement with respect to Debt Securities of any series, the Company, at its option, (i) will be discharged from any and all obligations in respect of the Debt Securities of such series

(except for certain obligations to register the transfer or exchange of Debt Securities of such series, replace stolen, lost or mutilated Debt Securities of such series, maintain paying agencies, and hold moneys for payment in trust) or (ii) will not be subject to provisions of the Indenture described above under "Limitation on Liens," "Limitation on Sale and Lease-Back" and "Consolidation, Merger and Transfer of Assets" with respect to the Debt Securities of such series, in each case if the Company deposits with the Trustee, in trust, money or U.S. Government Obligations which through the payment of interest thereon and principal thereof in accordance with their terms will provide money in an amount sufficient to pay all the principal (including any mandatory sinking fund payments) of, premium, if any, and interest on, the Debt Securities of such series on the dates such payments are due in accordance with the terms of such Debt Securities. In case any Debt Securities of a series are to be redeemed prior to their Stated Maturity, the Company must have given the Trustee such irrevocable notices and instructions as are required for redemption pursuant to the terms of the Debt Securities of such series. To exercise any such defeasance option, the Company is required to deliver to the Trustee an Opinion of Counsel to the effect that, if the Debt Securities of such series are then listed on the New York Stock Exchange, such Debt Securities would not be delisted as a result of the exercise of such option. (Sections 14.01, 14.02 and 14.03)

  Under Federal income tax laws as of the date of this Prospectus, such deposit and discharge may be treated as an exchange of the related Debt Securities. Each holder of such Debt Securities might be required to recognize gain or loss equal to the difference between the holder's cost or other tax basis for the Debt Securities and the value of the holder's interest in the trust. Such holders might be required to include in income a different amount than would be includable without the discharge. Prospective investors are urged to consult their own tax advisers as to the consequences of such a deposit and discharge, including the applicability and effect of tax laws other than the Federal income tax law.

CONCERNING THE TRUSTEE

  The Bank of New York is the Trustee under the Indenture. The Bank of New York also acts as Trustee under the Indenture for the Company's 9.9% Debentures due 2000, 9.375% Debentures due 2005, 10.25% Debentures due 2010 and 9.8% Debentures due 2020. The Bank of New York also acts as trustee for ARCO with respect to three public debt issues and extends credit to ARCO in the ordinary course of business. The Trustee may extend credit to the Company and its Subsidiaries in the future.

                             PLAN OF DISTRIBUTION

  The Company may sell the Debt Securities (i) through underwriters or dealers; (ii) directly to a limited number of institutional purchasers or to a single purchaser; (iii) through agents; or (iv) through a combination of any such methods of sale. The Prospectus Supplement with respect to the Offered Debt Securities sets forth the terms of the offering of the Offered Debt Securities, including the name or names of any underwriters, the purchase price of the Offered Debt Securities and the proceeds to the Company from such sale, any underwriting discounts and other items constituting underwriters' compensation, any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers and any securities exchanges on which the Offered Debt Securities may be listed.

  If underwriters are used in the sale, the Debt Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The Debt Securities may be offered to the public through underwriting syndicates represented by managing underwriters. Unless otherwise set forth in the Prospectus Supplement, the obligations of the underwriters to purchase the Offered Debt Securities will be subject to certain conditions precedent and the underwriters will be obligated to purchase all the Offered Debt Securities if any are purchased. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

  Offered Debt Securities may be sold directly by the Company or through agents designated by the Company from time to time. Any agent involved in the offer or sale of the Offered Debt Securities in respect of which this

Prospectus is delivered will be named, and any commissions payable by the Company to such agent will be set forth, in the Prospectus Supplement. Unless otherwise indicated in the Prospectus Supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

  If so indicated in the Prospectus Supplement, the Company will authorize agents, underwriters or dealers to solicit offers by certain specified institutions to purchase Offered Debt Securities from the Company at the public offering price set forth in the Prospectus Supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. Such contracts will be subject only to those conditions set forth in the Prospectus Supplement and the Prospectus Supplement will set forth the commission payable for solicitation of such contracts.

  Agents and underwriters may be entitled under agreements entered into with the Company to indemnification by the Company against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which the agents or underwriters may be required to make in respect thereof. Agents and underwriters may be customers of, engage in transactions with, or perform services for the Company in the ordinary course of business.

  Each series of Offered Debt Securities will be a new issue of securities with no established trading market. Any underwriters to whom Offered Debt Securities are sold by the Company for public offering and sale may make a market in such Offered Debt Securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for any Offered Debt Securities.

                 PRINCIPAL STOCKHOLDER; CONTROL OF THE COMPANY

  As of the date of this Prospectus, ARCO owns 80,000,001 shares of Common Stock, representing approximately 82.5% of the outstanding shares of Common Stock.

  Under applicable provisions of the General Corporation Law of Delaware, ARCO is able, acting alone, to elect the entire Board of Directors of the Company and to approve any action requiring stockholder approval. ARCO's percentage ownership of the outstanding voting stock will preclude any acquisition of control of the Company not favored by ARCO.

  ARCO, including its subsidiaries, is one of the largest integrated enterprises in the petroleum industry. ARCO conducts operations in two business segments, resources and products. ARCO owns an 82.3% equity interest in Vastar Resources, Inc., which conducts natural gas and, to a lesser extent, oil, exploration, production and marketing operations. ARCO also owns a 49.9% equity interest in Lyondell Petrochemical Company, which operates petrochemical processing and petroleum refining businesses. In 1994, ARCO issued Exchangeable Notes due September 15, 1997 ("Notes"), which, at ARCO's option, can be exchanged at maturity into Lyondell common stock or cash of equal value. In July, 1997, ARCO finalized its decision to deliver shares of Lyondell common stock at maturity to settle all of the Notes. Upon the exchange, ARCO's equity interest in Lyondell will be substantially reduced or eliminated.

                                    EXPERTS

  The consolidated financial statements of the Company and its subsidiaries that are included in the Company's Annual Report on Form 10-K for the year ended December 31, 1996, incorporated by reference in this Prospectus, have been incorporated herein in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of such firm as experts in accounting and auditing.

                                LEGAL OPINIONS

  Certain matters relating to the legality of the Debt Securities offered hereby will be passed upon for the Company by Robert J. Millstone, Esq., Vice President, General Counsel and Secretary of the Company. As of June 30, 1997, Mr. Millstone owned an aggregate of 2,357 shares of Common Stock, held directly and under a Company benefit plan, and options to purchase another 48,300 shares of Common Stock. Mr. Millstone disclaims beneficial ownership of 318 shares of Common Stock held for or in trust for certain family members as of June 30, 1997. Certain matters relating to the legality of the Debt Securities offered hereby will be passed upon for any underwriters, agents or purchasers by Drinker Biddle & Reath LLP.

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 NO DEALER, SALESMAN OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY IN-
FORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCOR-PORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS IN CON-NECTION WITH THE OFFER MADE BY THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER, DEALER OR AGENT. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OF-FER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHO-RIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALI-FIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLIC-ITATION.

                               -----------------

                               TABLE OF CONTENTS
                             PROSPECTUS SUPPLEMENT

                                                                            PAGE
                                                                            ----
ARCO Chemical Company...................................................... S-2
Recent Developments........................................................ S-2
Capitalization............................................................. S-3
Selected Financial Data.................................................... S-4
Use of Proceeds............................................................ S-5
Ratio of Earnings to Fixed Charges......................................... S-5
Description of Debentures.................................................. S-5
Underwriting............................................................... S-7

                                  PROSPECTUS

Available Information......................................................   2
Incorporation of Certain Documents by Reference............................   2
ARCO Chemical Company......................................................   3
Use of Proceeds............................................................   3
Ratio of Earnings to Fixed Charges.........................................   3
Description of Debt Securities.............................................   4
Plan of Distribution.......................................................   9
Principal Stockholder; Control of the Company..............................  10
Experts....................................................................  10
Legal Opinions.............................................................  11

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                                 $250,000,000

                             ARCO CHEMICAL COMPANY

                                     LOGO

                              % DEBENTURES DUE 2028

                               -----------------
                             PROSPECTUS SUPPLEMENT

                               -----------------

                              MERRILL LYNCH & CO.
                             SALOMON SMITH BARNEY
                          MORGAN STANLEY DEAN WITTER

                                      , 1998

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